Exhibit 99.10

Principal Officers:

Harry Jung, P. Eng.
President, C.E.O.

Dana B. Laustsen, P. Eng.
Executive V.P., C.O.O.

Keith M. Braaten, P. Eng.
Executive V.P.

Officers / Vice Presidents:

Terry L. Aarsby, P. Eng.

Jodi L. Anhorn, P. Eng.

Neil I. Dell, P. Eng.

David G. Harris, P. Geol.

Myron J. Hladyshevsky, P. Eng.

Bryan M. Joa, P. Eng.

John H. Stilling, P. Eng.

Douglas R. Sutton, P. Eng.

James H. Willmon, P. Eng.

LETTER OF CONSENT

TO: Penn West Energy Trust

Re:          Registration Statement on Form 40-F

Ladies and Gentleman:

We hereby consent to the reference to our firm name and to the inclusion of references to, and excerpts from, our report dated February 28, 2007, evaluating the crude oil, natural gas liquids and natural gas reserves attributed to the properties of Penn West Energy Trust as of December 31, 2006 (the “GLJ Report”) in the Annual Report on Form 40-F of Penn West Energy Trust for the fiscal year ended December 31, 2006, filed under the Securities Exchange Act of 1934, as amended.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ Dana B. Laustsen
Dana B. Laustsen, P. Eng.
Executive Vice-President

Dated: March 16, 2007
Calgary, Alberta
CANADA

4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 • (403) 266-9500 • Fax (403) 262-1855 • GLJPC.com